82-1544

ER GROUP PLC'S INTERIM REPORT JANUARY - JUNE 2004 (According to IFRS)



04036541

AMER SPORTS

In the period January - June 2004, Amer Group's net sales were EUR 519.1 million (January – June 2003: EUR 530.8 million). Earnings before interest and taxes (EBIT) amounted to EUR 52.5 million (2003: EUR 35.2 million). Profit before taxes and minority interest was EUR 51.6 million (2003: EUR 31.1 million) and earnings per share were EUR 1.49 (2003: EUR 0.95).

Amer Group's sports equipment business's good sales growth is expected to continue during the remainder of the year. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement).

APRIL - JUNE NET SALES AND RESULTS

The seasonality of the Group's businesses was clearly in evidence in the second quarter, which is low season for Winter Sports and high season for Golf. During the period, the Winter Sports division is focusing on producing its products for the coming winter sports season, for which deliveries mainly take place in the latter part of the year.

Amer Group's consolidated net sales in April – June totalled EUR 225.7 million (2003: EUR 249.6 million). Net sales declined due to the withdrawal from the tobacco business in March.

The sports equipment business's sales grew by 2%. Sell-through of golf products didn't meet expectations. In addition, the Golf Division's net sales were negatively affected by the earlier timing of deliveries, which this year were weighted towards the first quarter of the year. Sales of fitness equipment grew significantly. Foreign exchange rate movements reduced net sales by EUR 7 million.

EBIT was EUR 5.8 million (2003: EUR 14.6 million). EBIT was affected due to exiting the tobacco business as well as due to timing issues relating to reporting quarterly results. Profit before taxes and minority interest was EUR 6.5 million (2003: EUR 12.7 million).

JANUARY – JUNE NET SALES AND RESULTS

Net sales in January – June declined by 2% and were EUR 519.1 million (2003: EUR 530.8 million). Exiting from the tobacco business in March had a 6% negative impact on net sales. The sports equipment business's sales grew by 4%. In local currencies, sales of sports equipment grew by 11%. With the exception of the Golf Division, sales of all business areas grew in local currency terms.

Activity in the current year has started more positively in the sports equipment market than was the case last year and demand for sports equipment has strengthened.

Net sales by geographical market were as follows: Americas (including Latin America) 62%, EMEA (Europe, Middle-East, Africa) 28% and Asia Pacific 10%. Sales grew by 2% in the Americas and by 15% in Asia Pacific but declined by 15% in EMEA due to the withdrawal from the tobacco business. In local currencies, net sales in the Americas grew by 13% and in Asia Pacific by 18% but declined in EMEA by 15%.

The Group's EBIT totalled EUR 52.5 million (2003: EUR 35.2 million). EBIT includes the consideration received from Philip Morris for the premature termination of the manufacturing and marketing license for Philip Morris products. Exiting from the tobacco business improved EBIT by EUR 14.2 million in the first half of 2004 compared to January – June 2003. The sports equipment business's EBIT grew by 10%.



Profit before taxes and minority interest was EUR 51.6 million (2003: EUR 31.1 million) and earnings per share were EUR 1.49 (2003: EUR 0.95).

Foreign exchange rate movements reduced net sales by EUR 30 million, due to the strengthening of the euro especially against the US dollar. The corresponding impact on EBIT wasn't significant.

Return on capital employed (ROCE) was 24.3% (12 months rolling average) (January – June 2003: 17.7%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 5.4 million (2003: EUR 8.4 million) during the period under review.

The Group's depreciation was EUR 8.2 million (2003: EUR 9.5 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 15.4 million was invested in research and development, representing 3.0% of net sales in the period (2003: EUR 14.4 million).

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses totalled EUR 0.9 million (2003: EUR 4.1 million) in January - June. Net financing expenses declined by EUR 1.8 million due to the market valuation of interest rate swaps that protect from higher interest rates.

The Group's financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 34.8 million (2003: EUR 24.5 million). Net cash flow from investing activities was EUR 0.7 million including acquisitions and the tobacco business consideration (2003: net cash outflow EUR -4.9 million). Dividends totalling EUR 33.1 million were paid.

The Group's net debt at the end of June totalled EUR 125.9 million (31 December 2003: EUR 140.6 million). Exchange rate movements increased net debt by EUR 6 million.

At the end of June, EUR 33.9 million of the Group's debt matured after 12 months. In addition the Group had EUR 149.0 million of unused committed credit facilities, of which EUR 75.0 million will mature after 12 months.

Liquid assets amounted to EUR 16.4 million at the period end.

The equity ratio rose to 53.0% (30 June 2003: 43.9%), and gearing was 29% (30 June 2003: 50%).



PERSONNEL

The Group employed 4,194 people at the end of the period under review (30 June 2003: 4,155) compared to an average of 4,231 during the period. At the end of the period, a total of 1,871 were employed in the US, 662 in Austria, 386 in Finland and 1,275 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 28% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 6.5 million were traded on the Helsinki Exchanges and approximately 0.1 million on the London Stock Exchange, totalling 6.6 million shares. In Helsinki the share price low was EUR 34.46, the high EUR 44.45 and the average EUR 39.46. The Company's market capitalization stood at EUR 1,018.9 million at the period end.

There were 12,403 registered shareholders at the end of June. Nominees accounted for 50% of the shares in issue at the period end.

As approved by Amer Group Plc's Annual General Meeting on 17 March 2004, the registered share capital of Amer Group was decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares held by the Company. The change in the share capital was registered on 16 April 2004.

During the period under review, a total of 321,400 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. The 1998 warrant scheme's subscription period ended on 31 March 2004.

Amer Group Plc's share capital totalled EUR 95,226,480 and the total number of shares in issue was 23,806,620 at the period end.

All 550,000 of Amer Group's 2004 warrants, approved by the AGM in March 2004, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2004. One warrant entitles the subscriber to subscribe for one Amer Group share. The share subscription period will commence on 1 January 2007 and end on 31 December 2009 and the price will be EUR 40.60.

At the end of the period the Board of Directors had no share issue authorization outstanding.

AMER SPORTS

RACQUET SPORTS

The Racquet Sports Division continued its good performance. In local currencies, the Racquet Sports Division's net sales grew by 7%. Sales grew in the Americas by 7%, in EMEA by 2% and in Asia Pacific by 18%.

Sales of Wilson tennis rackets increased 7%. Sales of higher priced performance tennis rackets, Series H and Triad, grew especially in Japan and in Europe. In the Americas, sales of lower price point rackets at mass merchants and sporting goods retailers grew in particular. Sales of tennis balls increased 8%. Sales of footwear declined by 8%.

Wilson introduced the new nCode tennis rackets in May. nCode rackets use nanotechnology which increases the power and stability of the racket. Shipments to the US market started in July and will be worldwide during the third quarter of the year.

Wilson is the global leader in tennis rackets: in North America and Japan Wilson is the best-selling brand and in Europe the No. 2 brand. In tennis balls Wilson is No. 3 in the world.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	116.2	113.8	2
EBIT, EUR million	14.7	10.8	36
ROCE, 12 months' rolling average, %	60.6	48.1	

GOLF

In the Golf Division, net sales in the January – June period in local currency terms were similar to last year. Sales grew by 26% in Asia Pacific, were similar to last year in the Americas and declined in EMEA by 11%. Sales of Wilson golf clubs were similar to last year whereas sales of golf balls declined by 7%.

Profitability benefited from the restructuring of Wilson's US businesses and associated adjustment of its cost structure to correspond to prevailing business conditions, which began last year. However there was a dampening effect due to a decline in average selling prices.

The good progress made during the first quarter of the year didn't continue in April – June, which is the high season for golf. Sell-through from the trade to consumers wasn't as good as expected and sales were also depressed by earlier deliveries, which were weighted towards the first quarter of the year. During the second quarter of the year, net sales in local currencies declined 15% compared to 2003.

In the US golf market, the number of rounds played increased by 2% in the January - June period. Overall sales of golf clubs to the trade grew by 4% in the US and sales of golf balls grew by 12%. (Source: National Golf Foundation, July 2004)

The work done with re-positioning the Wilson golf brand is now ready to be launched. During the remainder of the year, the Company will introduce new higher price point Wilson Staff golf clubs. This new range features modern technology and design combined with Wilson's long golf heritage. Deliveries will start in October and sales expectations are focused on 2005.

The primary goal for the Golf Division in 2004 is profitability. In terms of net sales, the goal is to match last year's level in local currency terms.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	98.7	102.2	-3
EBIT, EUR million	8.0	3.9	
ROCE, 12 months' rolling average, %	-30.1	-3.8	

TEAM SPORTS

The Team Sports Division continued to grow. Stated in local currencies, the Team Sports Division's net sales grew by 12% and EBIT by 8%. Outside the United States sales grew by 15%.

The fastest growing product categories in Team Sports were American footballs (19%) and basketballs (24%). Sales of basketballs were driven by the official game ball agreement with the NCAA (National Collegiate Athletic Association) and a complete range of NCAA basketballs. Sales of baseball and softball bats grew by 14%, driven by the continued success of distributing DeMarini products globally. In the US, Half and Half bat technology continues to be a strong business driver. Sales of baseball gloves declined 11%.

Sales were also boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. ATEC's yearly net sales are around USD 11 million. The integration of ATEC into the Team Sports Division has been completed in line with plan.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	104.2	103.2	1
EBIT, EUR million	15.3	16.0	-4
ROCE, *12 months' rolling average*, %	37.7	37.1	



WINTER SPORTS

In line with the winter sports' industry's business cycle, the Winter Sports' Division focused on producing next season's lines during the second quarter of the year. Due to its seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Due to this seasonality, Winter Sports' operating losses during the first half of 2004 were EUR 14.9 million. EBIT was impacted by some investment in strengthening the distribution network, especially in Japan, where Winter Sports' distribution has been transferred to Amer Sports Japan. Distribution in Japan has previously been handled by ASICS Japan.

Winter Sports' net sales in local currencies grew by 13% compared to January – June in 2003. Sales grew by 26% in EMEA and by 16% in the Americas. Sales of alpine skis grew by 7%.

In February Atomic launched the new Metron ski which with its wide body and use of Beta 5 technology performs in all conditions. In addition, a new generation of ski bindings named Neox was launched during the spring. Following its acquisition in December 2003, a completely new range of Volant products will be launched for the 2004/2005 winter sports season.

The major part of Winter Sports' pre-orders for the coming season have now been received and the level of orders is approximately 9% higher than last year. On the basis of deliveries at the beginning of the year as well as the level of pre-orders in hand, Winter Sports net sales for the year as a whole in local currencies are expected to grow by approximately 10%. Net sales during the remainder of the year will be affected by prospective snow conditions, which impact sell-through to consumers and thereby the level of reorders. Sales growth has been weighted towards lower margin products. In addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of its North American selling prices, which is depressing its sales margins slightly.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	36.5	33.0	11
EBIT, EUR million	-14.9	-12.6	
ROCE, 12 months' rolling average, %	32.9	44.1	



FITNESS EQUIPMENT

PRECOR® USA

The Fitness Equipment Division continued to grow. Net sales in local currency terms increased 31% and EBIT increased 16% during the period under review. The fastest growing product categories were elliptical cross-trainers and stationary cycles. Sales growth was boosted by the acquisitions made in January 2004. Outside the Americas sales grew by 36%.

Club membership figures increased in the US in 2003 by 9%. Demand for fitness equipment started to pick up towards the end of 2003 in North America and this improvement continued during the first half of 2004. In Europe, pricing continued to be competitive.

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International LLC (FPI), a manufacturer of strength training equipment, for USD 11.8 million. FPI generates annual sales of approximately USD 13 million. ClubCom, a provider of private television network systems, audio/video entertainment and video hardware and systems to clubs and fitness facilities, was also acquired in January, for a total of USD 22.0 million. ClubCom's annual net sales total approximately USD 15 million. The integration of both FPI and ClubCom into Precor has proceeded according to plan.

The increase in the Group's goodwill related to these acquisitions was EUR 23.5 million as at 30 June 2004. There were no other major new assets added to the Group balance sheet due to these acquisitions. The acquired companies and operations did not have a significant impact on EBIT in the first half of the year.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	101.4	85.8	18
EBIT, EUR million	12.1	11.8	3
ROCE, 12 months' rolling average, %	93.5	94.1*	

*Pro forma



SPORTS INSTRUMENTS

SUUNTO

Stated in local currencies, Suunto's net sales grew by 2%. Geographically, sales grew by 11% in the Americas and declined by 3% in EMEA. Sales of Suunto's non-core product groups declined.

Sales of Suunto's wristop computers were similar to last year. Sales of Suunto's diving instruments grew by 15%. Wristop computers and diving instruments accounted for 60% of Suunto's net sales (58%).

In March, Suunto launched the Suunto *X9* featuring GPS for hikers. Shipments of the *Suunto G3 for golfers started in April. In June* Suunto launched the new Suunto t6, which is based on calculating variations in heart rate thus enabling sports participants to analyze if their exercise is improving their performance.

KEY FIGURES

	Jan-June 2004	Jan-June 2003	Change %
NET SALES, EUR million	39.5	39.5	
EBIT, EUR million	3.5	4.1	-15
ROCE, 12 *months' rolling average*, %	29.2	33.3	



WITHDRAWAL FROM TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco Ltd reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration received from Philip Morris was EUR 29.0 million. Exiting from the tobacco business improved EBIT by EUR 14.2 million in the first half of 2004 compared to the same period last year. Amer Tobacco's factory premises were not included in the deal. The transaction has received approval from the relevant competition authorities. The exclusive right Amer Tobacco held to produce and sell Philip Morris cigarettes in Finland thus ended on 26 March 2004.

ADOPTION OF IFRS

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. Amer Group's 2003 quarterly financial statements restated in accordance with International Financial Reporting Standards can be found on the Company's website at www.amersports.com under Investor Relations – Reports and Presentations. In contrast to the information announced previously, Amer Group will apply standard IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as of 1 January 2005.

2004 PROSPECTS

Withdrawal from tobacco completed Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its chosen field. With strong cash flow and a robust balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

This year activity has started more positively in the sports equipment market than was the case last year and the current financial year has started favorably for Amer Sports. The Company expects the sports equipment market to continue to make good progress during the remainder of the year.

With innovative new products, a strong Amer Sports' sales and distribution network and the acquisitions made in late 2003 and early 2004, Amer Group's sports equipment business's good sales growth is expected to continue for the remainder of the year. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement).

AMER SPORTS

CONSOLIDATED RESULTS, IFRS (Unaudited)

EUR million	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
NET SALES	519.1	530.8	-2	225.7	249.6	-10	1,094.1
Cost of goods sold	-315.5	-326.7		-136.2	-155.5		-673.3
GROSS PROFIT	203.6	204.1	-	89.5	94.1	-5	420.8
Licence income	7.0	4.9		3.2	2.2		10.3
Other operating income	2.3	5.1		0.4	2.2		28.5
R&D expenses	-15.4	-14.4		-8.0	-6.9		-30.7
Selling and marketing expenses	-123.8	-122.5		-58.8	-57.0		-231.2
Administrative and other expenses	-39.2	-42.0		-20.5	-20.0		-80.0
Gain on sale of tobacco business	18.0	-		-	-		-
EBIT	52.5	35.2	49	5.8	14.6	-60	117.7
Financing income and expenses	-0.9	-4.1		0.7	-1.9		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	51.6	31.1	66	6.5	12.7	-49	109.5
Taxes	-16.3	-8.8		-1.9	-3.6		-31.0
Minority interest	-0.1	-0.2		0.0	-0.1		-0.4
NET RESULT	35.2	22.1	59	4.6	9.0	-49	78.1
Earnings per share, EUR	1.49	0.95		0.19	0.39		3.35
Earnings per share, diluted, EUR	1.48	0.94		0.19	0.39		3.33
Adjusted average number of shares in issue, million	23.6	23.3		23.6	23.3		23.3
Adjusted average number of shares in issue, diluted, million	23.8	23.5		23.8	23.5		23.4
Equity per share, EUR	18.18	16.58					18.03
ROCE, % *)	24.3	17.7					21.0
ROE, %	16.4	11.1					18.8
Average rates used: EUR 1.00 = USD	1.23	1.10					1.13

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

EUR million	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
Racquet Sports	116.2	113.8	2	57.5	57.8	-1	207.4
Golf	98.7	102.2	-3	50.1	60.4	-17	156.1
Team Sports	104.2	103.2	1	42.7	41.0	4	181.0
Winter Sports	36.5	33.0	11	7.6	7.1	7	188.2
Fitness Equipment	101.4	85.8	18	46.3	34.4	35	175.5
Sports Instruments	39.5	39.5	-	20.7	19.4	7	76.6
	496.5	477.5	4	224.9	220.1	2	984.8
Tobacco	22.6	53.3		0.8	29.5		109.3
Net sales, total	519.1	530.8	-2	225.7	249.6	-10	1,094.1

EBIT BY BUSINESS AREA

Racquet Sports	14.7	10.8	36	7.5	6.9	9	20.6
Golf	8.0	3.9		4.8	5.1	-6	-12.4
Team Sports	15.3	16.0	-4	3.0	4.6	-35	23.3
Winter Sports	-14.9	-12.6		-9.8	-9.0		28.3
Fitness Equipment	12.1	11.8	3	2.6	2.9	-10	26.8
Sports Instruments	3.5	4.1	-15	1.7	1.9	-11	7.7
Headquarters	-5.1	-3.5		-4.0	-1.0		-6.6
Patent Settlement	-	-		-	-		20.5
	33.6	30.5	10	5.8	11.4	-49	108.2
Tobacco	18.9	4.7		-	3.2		9.5
EBIT, total	52.5	35.2	49	5.8	14.6	-60	117.7

GEOGRAPHICAL BREAKDOWN OF NET SALES

Americas	320.8	313.8	2	146.3	145.5	1	573.2
EMEA	144.9	170.6	-15	50.6	81.9	-38	417.8
Asia Pacific	53.4	46.4	15	28.8	22.2	30	103.1
Total	519.1	530.8	-2	225.7	249.6	-10	1,094.1

CONSOLIDATED CASH FLOW STATEMENT

EUR million	Jan-June 2004	Jan-June 2003	Jan-Dec 2003
Net cash from operating activities	34.8	24.5	88.6
Net cash from investing activities	0.7	-4.9	-23.8
Net cash from financing activities			
Dividends paid	-33.1	-32.5	-33.0
Issue of shares	3.2	2.5	4.9
Change in net debt	-16.6	1.4	-40.6
Net increase/decrease in cash and cash equivalents	-11.0	-9.0	-3.9
Cash and cash equivalents at 1 Jan	27.4	32.1	31.0
Cash and cash equivalents at 30 June/31 December	16.4	23.1	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	30 June 2004	30 June 2003	31 Dec 2003
Goodwill	305.2	287.2	275.1
Other intangible fixed assets	8.9	9.3	10.4
Tangible fixed assets	85.2	103.2	93.5
Long-term investments	42.3	42.6	35.5
Inventories and work in progress	159.9	171.6	136.9
Receivables	199.0	247.9	293.6
Marketable securities	0.0	0.0	1.0
Cash and cash equivalents	16.4	23.1	26.1
Assets	816.9	884.9	872.1
Shareholders' equity and liabilities			
Shareholders' equity	432.7	388.3	423.4
Long-term interest-bearing liabilities	33.9	63.4	32.2
Other long-term liabilities	25.2	19.1	25.3
Short-term interest-bearing liabilities	108.4	153.4	135.5
Other short-term liabilities	192.7	236.6	227.7
Provisions	24.0	24.1	28.0
Shareholders' equity and liabilities	816.9	884.9	872.1
Equity ratio, %	53.0	43.9	48.6
Gearing, %	29	50	33
EUR 1.00 = USD	1.22	1.14	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

EUR million	Share capital	Premium fund	Revaluation fund	Own shares	Minority interest	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at 31 Dec, 2002	96.8	181.8	2.9	-24.9	3.2	0.0	0.0	147.4	407.2
Warrants exercised	0.8	1.6							2.4
Translation differences						-10.9			-10.9
Dividend distribution								-32.6	-32.6
Change in minority interest					0.1				0.1
Net profit for the period								22.1	22.1
Balance at 30 June, 2003	97.6	183.4	2.9	-24.9	3.3	-10.9	0.0	136.9	388.3
Balance at 31 Dec, 2003	97.8	185.5	2.9	-24.9	3.0	-33.8	0.0	192.9	423.4
Effects of adopting IAS 39							1.6	-1.6	0.0
Balance at 1 Jan, 2004, adjusted	97.8	185.5	2.9	-24.9	3.0	-33.8	1.6	191.3	423.4
Warrants exercised	1.3	1.9							3.2
Cancellation of own shares	-3.9	3.9		24.9				-24.9	0.0
Translation differences						6.3			6.3
Cash flow hedges							-2.4		-2.4
Dividend distribution								-33.1	-33.1
Change in minority interest					0.1				0.1
Net profit for the period								35.2	35.2
Balance at 30 June, 2004	95.2	191.3	2.9	0.0	3.1	-27.5	-0.8	168.5	432.7

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

EUR million	30 June 2004	30 June 2003	31 Dec 2003
Charges on assets	-	-	-
Mortgages pledged	17.1	18.2	17.1
Guarantees	3.4	5.1	3.8
Liabilities for leasing and rental agreements	45.8	46.8	44.4
Other liabilities	32.1	35.6	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

Nominal value			
Foreign exchange forward contracts	205.2	292.4	251.3
Forward rate agreements	-	-	100.0
Interest rate swaps	102.8	109.4	99.0
Fair value			
Foreign exchange forward contracts	1.9	13.6	19.0
Forward rate agreements	-	-	-0.1
Interest rate swaps	-0.2	-3.5	-1.7

QUARTERLY BREAKDOWNS

	II	I	IV	III	II	I	*)IV	*)III
NET SALES	2004	2004	2003	2003	2003	2003	2002	2002
Racquet Sports	57.5	58.7	37.0	56.6	57.8	56.0	39.3	60.2
Golf	50.1	48.6	22.4	31.5	60.4	41.8	28.5	39.2
Team Sports	42.7	61.5	39.9	37.9	41.0	62.2	41.9	41.4
Winter Sports	7.6	28.9	72.0	83.2	7.1	25.9	65.4	93.8
Fitness Equipment	46.3	55.1	47.7	42.0	34.4	51.4	39.5	-
Sports Instruments	20.7	18.8	20.7	16.4	19.4	20.1	23.5	17.7
	224.9	271.6	239.7	267.6	220.1	257.4	238.1	252.3
Tobacco	0.8	21.8	25.7	30.3	29.5	23.8	28.0	31.3
Total	225.7	293.4	265.4	297.9	249.6	281.2	266.1	283.6
EBIT								
Racquet Sports	7.5	7.2	1.9	7.9	6.9	3.9	3.2	6.6
Golf	4.8	3.2	-11.5	-4.8	5.1	-1.2	-3.6	-2.1
Team Sports	3.0	12.3	4.2	3.1	4.6	11.4	3.2	2.5
Winter Sports	-9.8	-5.1	16.0	24.9	-9.0	-3.6	16.6	31.3
Fitness Equipment	2.6	9.5	7.5	7.5	2.9	8.9	6.3	-
Sports Instruments	1.7	1.8	1.6	2.0	1.9	2.2	3.7	2.1
Headquarters	-4.0	-1.1	-1.9	-1.2	-1.0	-2.5	-2.1	-1.9
Group goodwill	-	-	-	-	-	-	-3.4	-2.1
Patent settlement	-	-	-	20.5	-	-	-	-
	5.8	27.8	17.8	59.9	11.4	19.1	23.9	36.4
Tobacco		18.9	2.0	2.8	3.2	1.5	1.9	2.3
Total	5.8	46.7	19.8	62.7	14.6	20.6	25.8	38.7

*) in accordance with FAS principles

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to September will be published on 27 October 2004.